

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2018

Jason R. Bates
Executive Vice President and Chief Financial Officer
USA Truck, Inc.
3200 Industrial Park Road
Van Buren, Arkansas
72956

> **Re: USA TRUCK INC**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed April 30, 2018**
> **File No. 001-35740**

Dear Mr. Bates:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 3 - Revenue Recognition , page 6

1. Refer to ASC 606-10-50-8 through 15. Please tell us how you have considered shipments in transit at period-end as contract liabilities and remaining performance obligations. In this regard, if you recognize revenue in both segments based on time based metrics as stated in the first paragraph in this note, it would appear that a portion of revenue for all in-transit shipments would qualify as remaining performance obligations and contract assets/liabilities.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure